UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Inovio Biomedical Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

45773H102

(CUSIP Number)

John W. Kauffman,

c/o Duane Morris LLP, 30 South 17th Street,

Philadelphia, PA 19103; telephone: 215-979-1227

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Simon Benito, Tee Khiang Ng and Morton Collins, Voting Trustees Under Voting Trust Agreement Dated June 1, 2009 among the Issuer, the Voting Trustees and the Stockholders listed therein.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☒

3.	SEC Use Only.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power. 8,000,000 shares of Common Stock

	8.	Shared Voting Power. -0-

	9.	Sole Dispositive Power. -0-

	10.	Shared Dispositive Power. 8,000,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 8,000,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13.	Percent of Class Represented by Amount in Row (11). 9.3% of the outstanding shares of Common Stock

14.	Type of Reporting Person (See Instructions). OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock (the “Common Stock”) of Inovio Biomedical Corporation (the “Issuer”).  The address of the Issuer’s principal office is 11494 Sorrento Valley Road, San Diego, California  92121-1318.

Item 2.	Identity and Background.

Reporting Person

(a)           The name of the person filing this Schedule 13D is Simon Benito, Tee Khiang Ng and Morton Collins, the voting trustees (the “Voting Trustees”) under Voting Trust Agreement dated June 1, 2009 (the “Voting Trust Agreement”)  among the Issuer, the Voting Trustees and the stockholders listed therein (the “Voting Trust”).

(b)           The Voting Trust’s business address is 11494 Sorrento Valley Road, San Diego, California  92121-1318.

(c)           Not applicable.

(d)           During the last five years, the Voting Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Voting Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)            The Voting Trust was formed under the laws of the State of Delaware.

The rules of the Exchange Act and the general instructions to Schedule 13D require certain disclosure in this Schedule 13D with respect to the Voting Trustees.  Each of the Voting Trustees is an independent director of the Issuer.  Notwithstanding the foregoing, each Voting Trustee hereby expressly declares that neither the filing of this Schedule 13D nor any of the information provided herein shall be construed as an admission by any Voting Trustee that they have formed a “group” for purposes of Schedule 13(d) of the Exchange Act and the rules thereunder.  Furthermore, each Voting Trustee disclaims beneficial ownership of the shares on account of the provisions of the Voting Trust Agreement, which controls the manner in which the shares can be voted or disposed of.

Item 3.	Source or Amount of Funds or Other Contribution.
Not applicable. The stockholders listed in Item 4 below have deposited certain of their shares into the Voting Trust.

Item 4.	Purpose of Transaction.

On June 1, 2009, in connection with the closing of the merger of VGX Pharmaceuticals, Inc. (“VGX”) with Inovio Acquisition LLC, whose name was changed to VGX Pharmaceuticals, LLC upon closing of the merger, the Issuer entered into the Voting Trust Agreement with five significant former stockholders (the “Stockholders”) of VGX.  In accordance with the Voting Trust Agreement, the Stockholders have deposited an aggregate of 8,000,000 shares of the Issuer’s common stock into the Voting Trust.

The Voting Trustees will vote the shares in accordance with the percentage of votes cast by all stockholders of the Issuer on any particular matter, and otherwise do not possess voting power with respect to the shares.  The Voting Trust has a term of ten years and will terminate earlier upon a change in control of the Issuer or certain other circumstances.  The Voting Trust Agreement will also terminate with respect to a Stockholder if that stockholder dies or the Stockholder’s employment with the Issuer is terminated other than for cause, as defined in the Voting Trust Agreement.  If Dr. J. Joseph Kim’s employment with the Issuer is terminated, the Voting Trust will terminate with respect to all Stockholders party to the Voting Trust Agreement upon the date of such termination.  A Stockholder will have the right to cause the Voting Trustees to sell the shares deposited in the Voting Trust by that Stockholder, or to tender the shares in the event of a tender offer or exchange offer, for the benefit of the Stockholder under certain conditions.

The following Stockholders have deposited the following shares of common stock of the Issuer in the Voting Trust, subject to the terms and conditions of the Voting Trust Agreement:

Name of Stockholder	No. of Shares of Issuer Held in Voting Trust

J. Joseph Kim	3,450,000
Young Park	1,000,000
David Weiner	2,700,000
Michael Kaufman	300,000
Bryan Chung	550,000

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Voting Trust owns 8,000,000 shares of Common Stock, or approximately 9.3% of the outstanding shares of Common Stock of the Issuer.

(b)           The Voting Trust has sole voting with respect to 8,000,000 shares of Common Stock.

(c)           The Voting Trust acquired 8,000,000 shares of Common Stock upon the closing of the merger described in Item 4 on June 1, 2009.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See the description of the Voting Trust Agreement in Item 4 of this Schedule 13D report, which is incorporated by reference in this Item 6.

Item 7.	Material To Be Filed As Exhibits.
Voting Trust Agreement: The Voting Trust Agreement is incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated June 1, 2009 filed by the Issuer.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOTING TRUSTEES UNDER VOTING TRUST AGREEMENT DATED JUNE 1, 2009 AMONG INOVIO BIOMEDICAL CORPORATION, THE TRUSTEES LISTED THEREIN AND THE STOCKHOLDERS LISTED THEREIN

Date: June 10, 2009	/s/ Simon Benito
Simon Benito, Trustee

/s/ Tee Khiang Ng
Tee Khiang Ng, Trustee

/s/ Morton Collins
Morton Collins, Trustee